UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
CompoSecure, Inc
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
20459V105
(CUSIP Number)
January 13, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 [_]  Rule 13d-1(b)

 [x]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a
reporting person?s initial filing on this
form with respect to the subject class of securities, and for any subsequent amendment
containing information which would alter the disclosures
provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed?
for the purpose of Section 18 of the Securities Exchange
Act of 1934 (?Act?) or otherwise
subject to the liabilities of that section of the Act but
shall be subject to all other provisions of the
Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.
20459V105

1
Names of Reporting Persons

Invenire Partners, LP
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only

4
Citizenship or Place of Organization

Delaware
Number of
Shares
Beneficially
Owned by Each
Reporting
Person With:

5
  Sole Voting Power

  871,126

6
  Shared Voting Power

7
  Sole Dispositive Power

  871,126

8
  Shared Dispositive Power

9
Aggregate Amount Beneficially Owned by Each Reporting Person

871,126
10
Check box if the aggregate amount in row (9) excludes
certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

5.5%
12
Type of Reporting Person (See Instructions)

PN

Item 1.
(a) Name of Issuer: CompoSecure, Inc.
(b) Address of Issuer?s Principal Executive Offices:
      309 Pierce Street
      Somerset NJ 08873
Item 2.
(a) Name of Person Filing: Invenire Partners, LP
(b) Address of Principal Business Office or, if None, Residence:
90 Grove Street Suite 108
Ridgefield CT 06877
(c) Citizenship: USA
(d) Title and Class of Securities: Class A Common Stock,
 $0.0001 par value per share
(e) CUSIP No.: 20459V105
Item 3.  If this statement is filed pursuant to ??
240.13d-1(b) or 240.13d-2(b) or (c), check
whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment
Company Act of 1940;
(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule
13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-
1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-
U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
(a) Amount Beneficially Owned:    871,126
(b) Percent of Class:  5.5% based on 15,759,668
shares of the Issuer?s Class A Common
Stock outstanding as reported on Issuer?s Form 10-Q filed on November 4, 2022
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 871,126
 (ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 871,126
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as
of the date hereof the reporting
person has ceased to be the beneficial owner of more than
five percent of the class of
securities, check the following [    ].
Item 6. Ownership of more than Five Percent on Behalf
of Another Person.
Item 7. Identification and classification of the
subsidiary which acquired the security
being reported on by the parent holding company or control person.
Item 8. Identification and classification of members of the group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.

SIGNATURE
After reasonable inquiry and to the best of my
knowledge and belief, I certify that the
information set forth in this statement is true, complete, and correct.
Dated: January 23, 2023
/s/ Signature
Name/Title Chad M. Nelson ? Managing Partner,
Invenire Partners, LP
The original statement shall be signed by each
person on whose behalf the statement is filed or
his authorized representative.  If the statement
is signed on behalf of a person by his authorized
representative (other than an executive officer or
general partner of this filing person), evidence
of the representative's authority to sign on behalf
of such person shall be filed with the statement,
provided, however, that a power of attorney for
this purpose which is already on file with the
Commission may be incorporated by reference.
The name and any title of each person who
signs the statement shall be typed or printed
beneath his signature.
Attention:  Intentional misstatements or
omissions of fact constitute Federal criminal
violations (See 18 U.S.C. 1001).

1297544.3